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March 25, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Alexandra M. Ledbetter, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A Filed March 19, 2013
by GAMCO Asset Management Inc., Mario J. Gabelli and Daniel R. Lee
File No. 1-08524

Dear Ms. Ledbetter:

We acknowledge receipt of the letter of comment dated March 21, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with GAMCO Asset Management Inc. and the other participants in the solicitation (“GAMCO”) and provide the following response on their behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.
Please advise us, with a view toward disclosure, why Gabelli Funds, LLC, MJG Associates, Inc., Gabelli Securities, Inc., Teton Advisors, Inc., GGCP, Inc. and GAMCO Investors, Inc. have not been named as participants in this solicitation with accompanying participant information required pursuant to Item 5(b) of Schedule 14A , considering they are the reporting persons identified on Amendment No. 36 to the Schedule 13D filed on February 22, 2013.  To the extent that these additional persons are participants, please revise your Schedule 14A cover page to add them as persons filing the proxy statement.  Refer to the Schedule 14A cover page in Exchange Act Rule 14a-101.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 25, 2013

We acknowledge the Staff’s comment.  On a supplemental basis, we note that the reporting persons identified in Amendment No. 36 to GAMCO’s Schedule 13D are not in any way involved in soliciting, funding or otherwise participating in the solicitation of proxies in connection with Myers Industries’ Annual Meeting.  Accordingly, GAMCO believes such entities are not participants in its proxy solicitation and has not identified them as participants on the Schedule 14A.  The shares of Common Stock beneficially owned by these entities are included in the Schedule 14A as shares beneficially owned by certain of GAMCO’s affiliates.  Notably, the same entities, although still reporting persons on GAMCO’s Schedule 13D at the time, were not deemed to be participants in GAMCO’s proxy solicitation in connection with last year’s annual meeting of shareholders of Myers Industries.

Proposal No. 1: Election of Directors, page 7

2.
Refer to the following sentence on page 8: “Other than as stated herein, there are no arrangements or understandings between GAMCO or any of its affiliates of clients and the Nominee or any other person or persons pursuant to which the nomination of the Nominee described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.”  Please revise the beginning of that sentence to cross-reference the “other” disclosure(s) to which you refer.

We acknowledge the Staff’s comment and have revised the Schedule 14A to remove the reference to other arrangements or understandings. See page 8 of the Schedule 14A.

Solicitation of Proxies, page 14

3.
We note your statement that proxies may be solicited by email, through the internet, by mail and by facsimile.  Please be advised that all written soliciting materials must be filed under the cover of Schedule 14.  See Rule 14a-6(b).  Please confirm your understanding in this regard.

We acknowledge the Staff’s comment.  GAMCO confirms its understanding that in accordance with Rule 14a-6(b) all written soliciting materials must be filed under the cover of Schedule 14 and confirms that it intends to fully comply with such requirement.

4.
We further note your statement that proxies may be solicited in person and by telephone.  Please be advised that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third-party proxy solicitors or the participants themselves, must be filed under the cover of Schedule 14A.  See Rule 14a-6(c).  Please confirm your understanding in this regard.

We acknowledge the Staff’s comment.  GAMCO confirms its understanding that in accordance with Rule 14a-6(b) all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third-party proxy solicitors or the participants themselves, must be filed under the cover of Schedule 14A.  GAMCO confirms that it intends to fully comply with such requirement.

*                 *          *          *

March 25, 2013

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 19, 2013, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[Signature page follows]

GAMCO ASSET MANAGEMENT INC.

By:	/s/ Mario J. Gabelli
	Name:	MARIO J. GABELLI
	Title:	Authorized Signatory

/s/ Mario J. Gabelli
MARIO J. GABELLI

/s/ Daniel R. Lee
DANIEL R. LEE